UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2007
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F  ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes  ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

METAL STORM LIMITED ACN 064 270 006
CEO BULLETIN — PROVEN FIRING OF MULTIPLE METAL STORM STACKED
HIGH EXPLOSIVE GRENADES FROM THE SAME BARREL.
Brisbane, AUSTRALIA — 20 November 2007: Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX).
All,
The Company continues to progress the development of its unique stacked projectile weapons systems, each step building on previous successes. It is a complex development process and at times it is possible for the market to forget certain aspects of what has already been achieved.
Recent dialog among the shareholder community does indicate that there is some confusion in the market on the specific issue of whether Metal Storm has successfully fired more than one high explosive projectile in a stacked configuration from the same barrel, resulting in successful detonation at target.
Whilst my focus is firmly on current and future business, I would like to ensure that shareholders have absolute clarity on this issue.
On 20th February 2006, Metal Storm publicly announced that it had successfully fired 40mm High Explosive projectiles in a stacked configuration. At the time a video was released showing this firing — it is in the public domain and is even on YouTube: http://www.youtube.com/watch?v=yJtqvWLMAwk
The video published at the time did include a cut to a different angle to better show the multiple round detonations at target. Given the recent confusion, and for the absolute avoidance of doubt that these firings were successful, the company has searched its analogue video tape archives and recovered the original uncut footage of the February 2006 firings.
The following video shows the firing of two high explosive grenades in a stacked configuration from the same barrel. The grenades are fired 50 milliseconds apart, and both detonate correctly as expected at the target. The first clip shows the firing at normal speed. The second clip shows the normal speed video slowed to one quarter speed so the viewer can clearly see the two rounds exiting the barrel, travelling to the target and detonating.
The final clip is taken of the same firing using a high speed (slow motion) camera. It clearly shows the discharge of two grenades and their subsequent consecutive detonation at the target. Note that the high speed camera imagery is dark because we have to use a dark filter to prevent the camera being damaged by the flash of the grenade explosions. For this clip we have increased the brightness using video software to make the scene more visible, but have made no other changes.
The video can be seen at http://video-au.metalstorm.us/release/stack-400k.html

This video proves beyond any doubt that Metal Storm technology can fire, arm and detonate multiple warheads stacked in a single barrel. Any question on whether the technology is functional has been answered in the affirmative quite some time ago. The company has no doubt about that matter and all recent work is about converting basic functionality into an effective armed forces weapons system.
Firing high explosive munitions is a non-trivial activity. The Company follows strict range safety and risk minimisation policies, which include firing high explosive munitions only when a specific test cannot be satisfied with less lethal rounds such as an inert fuse-only warhead. This being said, in the coming months we look forward to releasing more video of multiple stacked round high explosive firings as and when our weapons development and qualification program requires that they be performed.
Lee Finniear
CEO
Metal Storm.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: November 20, 2007	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary